Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rumble Motors, Inc. CF 2
1001 2nd st
Sacramento, CA 95814
rumblemotors.com

Up to $4,194,134.00 in Common Stock at $14.00
Minimum Target Amount: $9,996.00

Company:

Company: Rumble Motors, Inc. CF 2
Address: 1001 2nd st, Sacramento, CA 95814
State of Incorporation: CA
Date Incorporated: February 12, 2019

Terms:

Equity

Offering Minimum: $9,996.00 | 714 shares of Common Stock
Offering Maximum: $4,194,134.00 | 299,581 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $14.00
Minimum Investment Amount (per investor): $112.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Rumble Motors, you are eligible for additional bonus shares.

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based

Tier 1 | $500+

Invest $500+ and receive a 7% discount code for Rumble Motors shop.

Tier 2 | $1,000+

Invest $1,000+ and receive a 13% discount code for Rumble Motors shop.

Tier 3 | $5,000+

Invest $5,000+ and receive a 40% Discount code for Rumble Motors shop.

Tier 4 | $10,000+

Invest $10,000+ and receive a 60% Discount code for Rumble Motors + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive a free-of-charge APEX electric bike + 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive a free of charge any Rumble Motors electric bike + 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Rumble Motors will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Rumble Motors designs and manufactures electric bikes focusing on cutting-edge technology, Graphene battery technology, and affordability. Our products bridge the gap between small stand-up scooters and complete electric motorcycles.

The company product was conceived in 2016 in Stockholm, Sweden, and we opened up the company with our primary location in Sacramento, CA, in 2018.

The Rumble Motors design team is in Sweden, and our manufacturing facilities are in Sacramento, CA. Our rapid development cycle has enabled us to launch a new battery technology using Super Capacitor Graphene battery cells.

Competitors and Industry

The electric vehicle market is currently bifurcated into small stand-up scooters like those used by Bird and Lime and electric versions of motorcycles and cars produced by companies such as Zero Motorcycles and Tesla.

Rumble Motors sits between these markets and offers products that bridge these two segments. Vehicles that are still small enough to navigate the urban environment yet are more capable than a stand-up scooter.

Our biggest competition would be from established companies such as Zero expanding into the space. Beyond that, we mitigate competition from start-ups by continually expanding our product catalog and adding features, such as solar panels and removable batteries, to our existing lines.

Current Stage and Roadmap

Achievements following our most recent funding round:

We introduced two new electric bikes, the Air SS and the APEX bike, to the market. Both bikes have been highly successful, and our production lines have sold out during the manufacturing stage.

Our BLIXT battery R&D initiative commenced 18 months ago. Thanks to the funding we received, we were able to create a functional prototype for our electric bikes. Currently, we are in the process of prototyping our BLIXT battery for drones and battery storage.

With a showroom of over 4,000 square feet, the Rumble Motors headquarters has been established in the heart of the Old Town Sacramento district.

Having secured exclusive distribution rights in Canada, Tacoma, WA, and Germany, Rumble Motors is now in a position to expand its production lines to keep up with the demand for its electric bikes.

The Team

Officers and Directors

Name: Reza Khademi Sr

Reza Khademi Sr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Mechanical engineer & Director
  Dates of Service: July, 2018 - Present
  Responsibilities: Product development, there is no salary for the position, however, Khademi Sr. is a majority shareholder of the company.

Name: Janet Arellano

Janet Arellano's current primary role is with Portal Pacific US. Janet Arellano currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director
  Dates of Service: July, 2018 - Present
  Responsibilities: Overview and control all business operations. Responsible for strategic guidance to the board to ensure that the Company achieves its vision and mission. There is no salary to the position.

Other business experience in the past three years:

- **Employer:** Portal Pacific US
  Title: Managing Director
  Dates of Service: May, 2013 - Present
  Responsibilities: Manage all aspects of the business operation.

Name: Reza (RJ) Khademi Jr

Reza (RJ) Khademi Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer; Director
  Dates of Service: July, 2018 - Present
  Responsibilities: Business Development and industrial design of the bikes. Currently, RJ does not receive a salary of his role. At this time there is not a defined plan in place on when RJ will receive a salary for his role as it depends on certain milestones the company will reach.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. An existing player may acquire the Company in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The CEO of the Company does not currently take a salary for his role.

Rumble Motors is an early-stage company that has developed multiple products since its inception. Accordingly, the CEO, RJ, does not currently receive a salary for his work. However, RJ is a majority owner of the business. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Reza Khademi, Jr.	543,000	Common Stock	42.31%
Reza Khademi Sr	543,000	Common Stock	42.31%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 299,581 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,283,296 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $804,654.82
  Number of Securities Sold: 83,296
  Use of proceeds: Business development, R&D, operations
  Date: July 18, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2022 compared to year ended December 31, 2021</u>

Revenue

Revenue for fiscal year 2022 was $212,347, which decreased compared to fiscal year 2021 revenue of $550,542. We invested in R&D for our BLIXT battery technology and had to use funds from our production of electric bikes.

Cost of sales

In 2022 was $171,560, a decrease of approximately $152,081, from costs of $323,641 in the fiscal year 2021. The decrease was primarily due to investing time and funds into R&D of our BLIXT battery technology.

Gross margins

Gross profit decreased from $226,901 in 2021 to $40,786 in 2021, in line with decreased revenue.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and expenses for BLIXT Graphene battery. Expenses in 2022 decreased from 2021. The reason is we invested in R&D for BLIXT Graphene battery technology.

Historical results and cash flows:

The company is currently in the final stage of research and development for our BLIXT battery product and has been revenue-generating for its Bike products for the past few years. It is uncertain whether the historical cash flows will be indicative of future revenue and cash flows due to the ongoing stage of development. In the past, cash was primarily generated through equity investments and also through the sales of our bikes. The goal is to transition to generating revenue through the sale of products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 24th, 2023, the Company has capital resources available in the form of $132,000 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

We consider the funds of this campaign to be essential to the functioning of our company. They are necessary to aid in the production of the BLIXT Graphene battery and to make it available for sale.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for six months to a year. This is based on expenses related to the production of the BLIXT Grapehn battery and a monthly burn rate of $10,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for of three years. This is based on inventory, sales and R&D, and a monthly burn rate of $10,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including a line of credit or loans.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,966,144.00

Valuation Details:

The Company determined its pre-money valuation for its 2023 offering based on an analysis of multiple factors.

First:

After our most recent cashflow increase, we were able to expand our production lines and introduce two new models of electric bikes to our collection. In 2022, we unveiled our very first electric bike for commuting, called APEX. This model was created to appeal to a larger customer base, as the 48V and 52V electric bikes had the highest demand. We designed a premium electric bike to rival the market leaders in this category, such as Super73. We quickly sold all 150 units in just two months, and with sufficient funding to expand our production line for the APEX, we anticipate selling over 2000 units in 2023. We have achieved all time revenue of over $1M and in 2022 had $550,542 in sales (unaudited financials). Based on varied market standards, our products cross over between a few industries including: the Renewable Energy industry (14x multiple), Motorcycles/Automotive Industry (9.2-9.47x multiple), and the Aerospace and Defense industry (BLIXT battery application, 15.27X multiple). In addition, in 2023, we are projecting to sell 2,000 units as noted above. Using a 15.27x multiple of our 2022 unaudited revenue, we have a value of $8,406,776.36. We are projecting 2,000 units at MSRP of $3400 in 2023 ($6.8M in projected sales) x a conservative multiple for the motorcycle industry (9.47x) would lead to a value of $64,396,000. To achieve this possible 2023 revenue will require us to fundraise successfully to be able to complete our purchasing needs to be able to meet our distributor demands. To sell 2,000 units, it will cost us $2.4M to buy and build all necessary parts of the bike.

Second:

Over the course of 18 months of research and development, we have invested nearly $200,000 in our BLIXT Graphene battery technology. We now have a fully functional prototype that is ready to be introduced to the electric product market, including applications for bikes, drones, home storage, and cars. Initially, we approached our existing business partners in the electric vehicle and agriculture drone industries with our BLIXT battery technology, and they were immediately interested. We signed non-disclosure agreements to further discuss their product specifications and to develop samples to meet their needs. Currently, we are engaged in an exclusive agreement with a public automotive company to start development on battery prototypes to fit their specific vehicle needs. After launching our second fundraising campaign on Start Engine, we will be showcasing our technology in public for the first time, and opening the doors to new companies to explore business opportunities with our BLIXT battery technology. Our first step is to adapt our Blixt batteries to our own production bikes, thereby increasing our own sales and establishing Rumble Motors as the primary electric bike company with an innovative battery solution. In addition, we are currently working on our Intellectual Property registrations for patents to cover the US and EU markets. The goal of our BLIXT battery is to first implement it into Rumble Motors products in 2023 and then in 2024 sell kits (conversion kits for other bikes) and then reach out to other competitors and businesses to sell individual batteries. We have a prototype of the Rumble SS bike (high-performance bike) that we hope to complete in the next two months and ship for delivery in Q3 with the BLIXT battery in use.

Third:

Since 2016, when we began developing our first electric bike prototype, we have witnessed an incredible surge in the electric vehicle market. This market is currently one of the fastest-growing in the world, and it is supported by countries and governments worldwide. This demonstrates that the electric vehicle market is not only here to stay, but it will also continue to improve, as it is a relatively new market.

For any electric product, the battery has been the missing link. While the technology for the controller, BMS controller, and motors has improved, the most crucial component has been the battery, and we have been using the old lithium-ion battery technology from the 1980s.

However, the BLIXT Graphene battery technology will revolutionize the electric vehicle market by solving all the issues that we have had with lithium-ion batteries. Our BLIXT battery provides three key benefits that address these issues.

First, we have decreased the charging time from 6 hours to just 20 minutes. Second, the lithium-ion batteries have had low charge cycles, with only 1,000 charge cycles, while our BLIXT battery can provide 20,000 charge cycles, reducing the cost of each battery and reducing recycling needs by 20 times. Lastly, our BLIXT batteries are not prone to fire hazards or explosions like lithium-ion batteries.

With these significant benefits of BLIXT batteries, we are looking to capitalize on the growing market of electric vehicles that will reach groundbreaking numbers in the future.

In conclusion, based on our growth as detailed above since our prior offering launched in 2019, the company determined its pre-money valuation for this offering.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The company only has one class of stock authorized, no stock option plans, and no outstanding convertible securities.

Forward-Looking Information. Please note the above includes forward-looking information.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS

AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  We will need the first initial funding to market our campaign.

If we raise the over allotment amount of $4,194,134.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  28.0%
  We will invest 30% of our funds in inventory, covering our first order to protect our BLIXT battery for our Rumble Motors electric bikes.

- *Working Capital*
  10.0%
  This will cover our travel expenses to visit our prospects for BLIXT batteries. We will also hire a new team member, an electrical engineer in battery supercapacitor technology.

- *Research & Development*

25.0%

We are still developing our BLIXT battery further to fit new markets; we will aim for the drone industry by 2024.

- *Marketing*
15.0%
Marketing is our way to reach new potential customers, which is why we will use 15% over two years for marketing.

- *Operations*
16.5%
Lastly, the funds will be utilized to grow Rumble Motors into new locations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at rumblemotors.com (https://www.rumblemotors.com/blogs/news).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rumblemotors

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rumble Motors, Inc. CF 2

[See attached]



RUMBLE MOTORS, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
DECEMBER 31, 2022 AND 2021

TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

Mar 20, 2023

Haroon Imtiaz, CPA
San Jose, CA 95112

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS



haroon imtiaz cpa

INDEPENDENT AUDITOR'S REPORT

To the Board of Rumble Motors, Inc.:

Opinion

We have audited the financial statements of Rumble Motors, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the twelve months then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Rumble Motors, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the twelve then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Rumble Motors, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Rumble Motors, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



haroon imtiaz cpa

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Rumble Motors, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Rumble Motors, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11 to the financial statements, Rumble Motors, Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 11. Our opinion is not modified with respect to this matter.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: Mar 3, 2023

RUMBLE MOTORS, INC.
Statement of Assets and Liabilities
As of December 31, 2022 and 2021

	Dec. 31, 2022	Dec. 31, 2021
ASSETS:		
Current Assets		
Cash and Cash Equivalents	$ 275,463	$ 41,380
Accounts receivable	65	65
Inventory	179,614	158,857
Other Current assets	315	315
Total Current Assets	269,900	200,617
Deposit Paid	89,971	89,971
Fixed Assets, net	-	-
Other Asset	-	-
Total Assets	545,428	290,588
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	(5,284)	11,894
Other current liabilities	-	-
Total Current Liabilities	(5,284)	11,894
Long-term Liabilities	-	-
Total Liabilities	(5,284)	11,894
Share Holders Equity		
Retained Earnings/(Loss)	(666,273)	(674,725)
Net Income/(Loss)	(27,365)	8,452
Net owner's inflow/(outflow)	1,244,350	944,966
Total Share Holders Equity	550,712	278,693
TOTAL LIABILITIES AND EQUITY	$ 545,428	$ 290,588

RUMBLE MOTORS, INC.
Statement of Operations
For the Twelve Months Ended Dec. 31, 2022 and Dec. 31, 2021

	Twelve Months Ended 2022	Twelve Months Ended 2021
REVENUE, Net	212,347	$ 550,542
Cost of Sales	171,560	323,641
Gross Profit	40,786	226,901
General and administrative expenses	(133,300)	(259,397)
OPERATING INCOME (LOSS)	(92,515)	(32,496)
Non-operative gain and losses		
Other Income (Loss)	65,150	41,200
Miscellaneous Expense	-	-
Interest Expense	-	(250)
Interest Income	-	-
Total Non-Operative Gain (Loss)	(27,365)	40,950
Net Income (Loss) before Taxes	$ (27,365)	$ 8,452

RUMBLE MOTORS, INC.
Statement of Changes in Partners' Capital
For the Twelve Months Ended Dec. 31, 2022 and Dec. 31, 2021

Partners' capital, Dec. 31, 2020	$	280,708
Capital contributions		
Net Distributions		(10,468)
Net income (Loss)		8,452
Partners' capital, Dec. 31, 2021	$	278,693
Capital contributions		
Net Contributions		299,384
Net income (Loss)		(27,365)
Partners' capital, Dec. 31, 2022	$	550,712

RUMBLE MOTORS, INC.
Statements of Cash Flows
For the Twelve Months Ended Dec. 31, 2022 and Ended Dec. 31, 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (27,365)	$ 8,452
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
(Increase) / Decrease in Accounts Receivable	-	1,850
(Increase) / Decrease in Inventory	(20,757)	(26,357)
(Increase) / Decrease in Other Current Assets	-	5,400
(Increase) / Decrease in Deposit	-	-
Increase / (Decrease) in Accounts payable & accrued expenses	(17,179)	1,513
Total adjustments	(37,936)	(17,594)
Net cash provided (used) by operating activities	(65,300)	(9,142)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided (used) by financing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net contributions (distributions)	299,384	(10,468)
Net cash provided (used) by financing activities	299,384)	(10,468)
Net increase (decrease) in cash and equivalent	234,083	(19,610)
CASH & CASH EQUIVALENTS: Jan. 1, 2022 & Jan. 1, 2021	41,380	60,988
CASH & CASH EQUIVALENTS: Dec. 31 2022 & Dec. 31 2021	$ 275,463	$ 41,380

NOTE 1. <u>GENERAL</u>

Rumble Motors, Inc. is organized under the laws of the state of California. Rumble Motors, Inc. was originally founded in 2021. Rumble Motors, Inc. is a family company located in Stockholm, Sweden and Sacramento, California. Rumble Motors, Inc. is a Swedish-American electric vehicle company that designs and manufactures electric bikes. The idea behind Rumble's electric bikes (e-bikes) is to bring the past and the future together. Vision of Rumble Motors, Inc. is to develop sustainable, affordable and fun vehicles for all users to enjoy. The flagship scooter of Rumble Motors, Inc. has the same name as the company, "Rumble", which has been released in multiple editions. The purpose of the bike is for the rider to feel as if they're riding a Cafe Racer, and not a high tech bike. Zero emissions, no more gas - just electricity and pure fun. Rumble Motors, Inc. developed numerous other e-bikes with various designs.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

Rumble Motors, Inc. maintains current liabilities with no related party payable carrying month to month. Rumble Motors, Inc. maintains no Long term liabilities on its assets.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

Investments

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

Fair Value Measurements

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

Income Taxes

The Rumble Motors, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at December 31, 2022 and 2021 of the following checking accounts:

	December 31, 2022	December 31, 2021
Cash	$ 275,463	$ 41,380
Total	$ 275,463	$ 41,380

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Mar 3, 2023, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 5. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:
Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at Dec. 31, 2022 & 2021 are as follows:

		FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	Dec. 31, 2022	$ 275,463	$ 275,463	-	-
Cash	Dec. 31, 2021	$ 41,380	$ 41,380	-	-

NOTE 6. LITIGATION, COMMITMENTS AND CONTINGENCIES

From time to time the Rumble Motors, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

Note 7. SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES

Rumble Motors, Inc. is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave, and Prohibits Workplace Discrimination.

NOTE 8. CONCENTRATIONS OF CREDIT AND MARKET RISK

The Rumble Motors, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Rumble Motors, Inc. has not experienced any losses in such accounts. The Rumble Motors, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2022 and 2021, the Rumble Motors, Inc. had $0, of uninsured balances at these institutions.

NOTE 9. RELATED PARTY TRANSACTIONS

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 10. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows

NOTE 10. <u>COVID 19 (Continued)</u>

and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 11. <u>GOING CONCERN</u>

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

SUPPLEMENTAL INFORMATION

RUMBLE MOTORS, INC.
SUPPLEMENTARY SCHEDULE
GENERAL AND ADMINISTRATION EXPENSES
For the Twelve Months Ended Dec. 31, 2022 and Dec. 31, 2021

	Twelve Months Ended 2022	Twelve Months Ended 2021
General and administrative expenses		
Professional & contracted Services	11,114	79,081
Advertising	14,466	106,132
Charitable Donations	-	515
Dues & subscriptions	7,479	7,413
Legal Fee	4,560	7,671
Meals & Entertainment	8,300	3,033
Office supplies & Computer related expenses	55,279	28,095
Merchant fee	-	1,885
Postage & mailing fee	1,039	1,153
Repairs & maintenance	6,708	2,687
Travel	12,988	10,169
Bank Charges	2,008	2,293
Auto Expense	6,416	4,403
Rent	1,535	-
Utilities	1,142	-
Other Business Expenses	266	4,867
Total General and Administrative expenses	(133,300)	(259,397)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



2 DAYS LEFT ⓘ

INVEST IN RUMBLE MOTORS TODAY!

Imagine Riding Into The Future, TODAY

Rumble Motors, a manufacturer of electric bikes, crafts and assembles its bikes in Stockholm, Sweden, and Sacramento, California. After having achieved great success in ...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$17,924.13 Raised

OVERVIEW ABOUT TERMS PRESS & UPDATES REWARDS DISCUSSION >

REASONS TO INVEST

⊙ Our BLIXT graphene battery is revolutionizing the e-mobility market with its unmatched safety and durability. Unlike lithium-ion batteries that are prone to combustion and have a limited lifespan, the BLIXT battery offers unparalleled performance with the ability to deliver up to 1,000 miles on a single charge. Invest in the future of clean and sustainable transportation with the BLIXT graphene battery.

⊙ Take advantage of the growing trend in e-mobility and join the fight against carbon emissions with our popular E-bikes and cutting-edge battery technology. As demand for sustainable transportation solutions continues to rise, we are poised to capture a significant share of this expanding market. Don't miss

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Invest Now
$14.00 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$804,654.82

RAISED ⓘ   INVESTORS
$17,924.13   **42**

MIN INVEST ⓘ   VALUATION
$112   **$17.97M**

These images include renderings of the BLIXT battery which is currently in development and not yet available on the market.

$17,924.13 Raised

OVERVIEW ABOUT TERMS PRESS & UPDATES REWARDS DISCUSSION >

REASONS TO INVEST

⊙ Our BLIXT graphene battery is revolutionizing the e-mobility market with its unmatched safety and durability. Unlike lithium-ion batteries that are prone to combustion and have a limited lifespan, the BLIXT battery offers unparalleled performance with the ability to deliver up to 1,000 miles on a single charge. Invest in the future of clean and sustainable transportation with the BLIXT graphene battery.

⊙ Take advantage of the growing trend in e-mobility and join the fight against carbon emissions with our popular E-bikes and cutting-edge battery technology. As demand for sustainable transportation solutions continues to rise, we are poised to capture a significant share of this expanding market. Don't miss out on the opportunity to be a part of the solution.

⊙ Your support through this campaign will ensure the continued financial stability of the company and pave the way for a successful execution of our expansion plans. Join us on this

Invest Now
$14.00 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$804,654.82

RAISED ⓘ   INVESTORS
$17,924.13   **42**

MIN INVEST ⓘ   VALUATION
$112   **$17.97M**

*(Source)

THE PITCH

Rumble Motors is a debt-free Swedish-American electric vehicle company that designs and manufactures electric bikes, and now graphene batteries. Our bikes have been praised by users all over the world, and were featured on HBO's Westworld. Our latest APEX bike sold out of all 150 units in just two months after its 2022 launch. Now developing our BLIXT battery, we believe its charging speed will be 10 times faster than the conventional lithium-ion batteries. Initially targeting the e-mobility market, our goal is to have a full-scale manufacturing plant for our electric bikes and BLIXT batteries by 2024. From there, our future BLIXT-powered product pipeline will target other energy storage sectors like housing and agriculture.

OVERVIEW

More than an E-Bike company



An affordable and enjoyable alternative to gas-guzzling transport

*Images are computer generated.



53:25.23
100% charged in under an hour!
01:35

*These images include renderings of the BLIXT battery which is currently in development and not yet available on the market.

The idea behind Rumble's electric bikes is to bring the past and the future together.
We are committed to making green fun, demonstrating alternatives to gas-guzzling transport can be both affordable and enjoyable.



Long-lasting battery life and a rapid fast charging time
Entering the battery sector with our brand-new graphene supercapacitor batteries

Now, we are taking our cutting-edge design and technology into the battery sector with our brand-new graphene supercapacitor batteries. Equipped with long-lasting battery life and a rapid fast charging time, **we believe our BLIXT battery technology has the capability of disrupting E-Bike, energy storage, and other industries**.

BY THE NUMBERS

Saving the planet, one battery at a time



Thanks to graphene's thin and powerful properties, **we believe BLIXT offers a massive jump in performance and power security**. Unlike lithium-ion batteries, we've found that graphene batteries **last much longer between charges, ensuring safety and longevity**, according to our research.

Compared to lithium-ion batteries, our internal data shows that BLIXT batteries contain these features...


Close to zero-emission carbon products
Lasts
20x
Longer
Charge in
as little as
20
minutes
Charge at
10x
the Speed

When it comes to our E-bikes, **we believe the torque and power of the APEX bike are some of the best on the market**. The APEX features a dual drive hub motor and dual battery setup, and at an MSRP of $2,950, **all 150 units were sold out in less than two months after launching**. This momentum has contributed to completing plans for our factory in Sacramento, where we plan to fully manufacture our electric bikes and BLIXT batteries.


Dual drive hub motor
and dual battery setup
Sold all 150 units,
2 months after launch
at MSRP of $2950

We are seeing a rise in e-mobility due to increasing concerns about carbon emissions and the reduction in the cost of electric cars. E-Mobility Market size was valued at USD 279.51 billion in 2021 and is projected to reach USD 2305.33 billion by 2030 at a CAGR of 26.9% during the forecast period from 2022 to 2030. (source)

This is exactly where our current and future product lines thrive. We believe our E-bikes and BLIXT batteries alike **will contribute towards the e-mobility market growth**, and soon enough, much more.

LOOKING AHEAD

Customizable energy for the future

According to our research, graphene may be the most malleable substance on the planet. It is only a few atoms thick, yet 200 times stronger than steel. (source) That means batteries can be customized to suit a variety of needs.

With that, we plan on targeting other sectors of energy storage beyond e-mobility - all thanks to BLIXT, and our future product lineup powered by it.


Power up your home with Power Wall

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Power up your home with Power Wall: With the help of BLIXT, we believe the Power Wall will be among the safest battery-powered energy storage devices on the market. This 10kWh battery-powered device mounts on your garage wall charged by electricity from the grid during low-demand periods, and powers the home when electricity demand is high.


Chargeable with solar energy

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Chargeable with solar energy: BLIXT can be charged via solar energy to store energy. Users will be able to connect their solar panel to the battery house (or Power Wall) and the batteries will charge whenever there is brightness or sunshine. And yes, they can withstand getting wet, too.


Power up your agricultural drone for the season
BLIXT

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Power up your agricultural drone for the season: The agriculture drone market size is expected to reach USD 6.37 billion by 2028 from USD 0.987 billion in 2021; registering at a CAGR of 31.5% during 2022–2028. (source)

And while the drone battery's quality is crucial for electric agricultural drones, they have been historically large, heavy, and vulnerable to damage. The graphene-made battery on the other hand is lighter and slimmer, making BLIXT ideal for agricultural drones, in our view.

WHY INVEST

Flexible technology for multiple growing sectors

We believe that investments in manufacturing could help our growth potential as they would contribute to increases in volume, cost reductions through local production, and increased local component supply.





Images are computer generated.

Rumble is **currently debt-free**, and we believe this campaign will enable us to maintain that position, and help us execute our 2023 expansion plans.

With long-lasting battery life and a rapid fast charging time, we believe our cutting-edge graphene battery technology **may replace the lithium-ion battery**, and hopefully change E-Bike, energy storage, and other industries for the better.

Join us in our mission towards better energy, and **invest in Rumble Motors.**

ABOUT

HEADQUARTERS
1001 2nd st
Sacramento, CA 95814

WEBSITE
View Site ⬀

Rumble Motors, a manufacturer of electric bikes, crafts and assembles its bikes in Stockholm, Sweden, and Sacramento, California. After having achieved great success in selling our E-bikes worldwide, we are now venturing into incorporating our innovative BLIXT batteries, made of graphene, into our product line and expanding to new territories.

. . . .

TEAM



Reza (RJ) Khademi Jr.
CEO

RJ Khademi is the co-founder and CEO of Rumble Motors, a company dedicated to revolutionizing the electric vehicle market. With a background in product development dating back to 2005, RJ has the experience and expertise to turn his vision into a reality.

When he first founded Rumble Motors, RJ's primary goal was to address the missing piece in the electric vehicle market: a reliable and efficient battery solution. With a passion for innovation and a strong network of engineers, he set out to develop the BLIXT Super Capacitor Graphene Battery, a cutting-edge technology that has the potential to transform the way we think about electric vehicles.

Under RJ's leadership, Rumble Motors has grown into a thriving company, bringing clean, efficient, and innovative transportation solutions to the world. Whether it's through the development of new battery technology or the production of world-class electric vehicles, RJ is dedicated to making the future of transportation a reality.

RJ is based in Sacramento CA and works 40h per week for Rumble Motors





Janet Arellano
Managing Director

Janet is a highly experienced and dedicated managing director at Portal Pacific US. With a proven track record of success and a passion for driving business growth, she has been a valuable asset to the company since she joined in 2018.

As the managing director, Janet plays a crucial role in shaping the future of Portal Pacific US. She is responsible for developing and executing the company's business strategies, providing strategic advice to the board and CEO, and guiding the company toward its milestone achievements.

Janet's expertise in business management, combined with her dedication to driving results, makes her a valuable member of the Portal Pacific US team. Under her leadership, the company continues to grow and thrive, delivering innovative solutions to its clients and solidifying its position as a leader in its field.

Janet is based in Sacramento CA and works 10-15h per week for Rumble Motors



John Khademi
Business development

John is a seasoned executive and visionary entrepreneur who has dedicated his career to revolutionizing the transportation industry. With a background in business and a passion for innovation, he co-founded Rumble Motors to pursue this goal.

In 2019, John stepped into the role of business developer at Rumble Motors, where he has since been instrumental in expanding the company's reach domestically and internationally. With a focus on forging partnerships with leading distribution companies in the United States and establishing a presence in Europe, John has played a vital role in bringing Rumble Motors' cutting-edge technology to a global audience.

Whether leading distribution efforts, working with international partners, or overseeing the company's overall growth, John is committed to making Rumble Motors a leader in the electric vehicle market. Under his leadership, the company is well on its way to achieving this goal and making the world cleaner and more efficient.

John is based in Sweden but frequently travels between Sweden and the US, and John works 20-25h per week for Rumble Motors.







Mohammad Noureddine
Mechanical engineer

Mohammad is a mechanical engineer who has a background in design, manufacturing, and energy. He heads the R&D department at Rumble Motors helping plan, test, and finalize electric motorcycle designs before they go into mass production. His main focus has been to undermine the completion and bring the best possible product to market. He has been a key asset in bringing the BLIXT supercapacitor battery to market.

Mohammad is based in Sacramento CA and works 20-25h per week for Rumble Motors

Reza Khademi Sr
Mechanical Engineer & Director

Reza started to build Café racer motorcycles back in 1977 when he began modifying his very first Honda bike. It has remained a passion to this day.

Now he uses his industrial engineering skills to create electric motorcycles with the same passion as that first bike over 40 years ago.

Reza is based in Stockholm Sweden and works 10-15h per week for Rumble Motors

Mohsen Jafarimalek
Industrial Designer

Mohsen occupied as a freelance Industrial designer since 2009. His focus is on product design, and have experience working with so many brands these years, including Unilever, Nestle, Staedtler, Dasani, Fabach, and many more. He also won some design awards like the iF design award, Reddot design, and a few others. For the last two years, He part of the concept and design development team of Rumble Motors. He works closely with other team members to shape the aesthetic look of the brand's future products.

Mohsen lives in Texas USA and works 25-30h per week for Rumble Motors



Ali Hosseinlou
Software engineer

Ali is an adept software engineer from Berkley, California who brings his extensive experience and expertise to the fields of software development and UI design. By obtaining a computer science degree from UC Davis, Ali has learned how to be a powerful asset in leading software teams and helping clients effectively achieve their goals. His passion for technology and drive to learn have enabled him to excel in both technical and managerial roles. Ali is an electric bike enthusiast and experienced rider, bringing in a unique and valued perspective to his work at Rumble Motors.

Ali is based in Sacramento CA and works 20-30h per week for Rumble Motors



Gavin Veiga
Head of Media

Gavin Veiga is a filmmaker and photographer from Sacramento, California. Gavin sees the world through the lens of a camera and finds beauty in ordinary, everyday things. He pays careful attention to produce the most aesthetically pleasing imagery he can. Gavin has worked on small and large creative projects and everything in between, he enjoys the company of fellow creatives and using his vision to inspire others.

Gavin is based in Sacramento CA and works 25-30h per week for Rumble Motors



Niaz Nezhadian
Head of Communications

Niaz is seasoned communication professional with a passion for innovation and a background in public relations in Sweden. In 2018, he joined Rumble Motors, a company dedicated to revolutionizing the transportation industry, and has since been instrumental in building the company's brand and reputation on the global stage.

As the head of Rumble Motors' International Communications, Niaz is responsible for creating and executing a comprehensive communications strategy that promotes the company and its products to a broad audience. With his expertise in public relations, he has successfully raised the profile of Rumble Motors, establishing the company as a leader in the electric vehicle market.

Niaz is based in Sweden but travels frequently between Sweden and the US, Niaz works 20-25h per week for Rumble Motors



Rasmus Simons
Head of Business Development

Rasmus joined Rumble Motors in 2018. He is a successful entrepreneur, and before, Rumble was running a startup company himself. He has since sold it and is now working full-time with Rumble Motors.

He is in charge of shepherding the company's growth and profit. Rasmus is also working to create long-term value for our customers. In this capacity, he reached out to Jonathan and his brothers to revamp Rumble Motor's promotional material.

Rasmus is based in Sweden but frequently travels between Sweden and the US, Rasmus works 20-25h per week for Rumble Motors



Joacim Karsch
Product Manager

Joacim joined Rumble Motors in 2018, he has a sales and marketing background, but his passion is project management. This was a perfect fit for Rumble Motors, and Joacim started to work closely with the design team to fine-tune parts acquisition and quality control. His work ensures streamlined part sourcing both for production and for future prototypes.

Joacim is based in Sweden but frequently travels between Sweden and the US. Joacim works 20-25 hours per week for Rumble Motors.



Sage Northcutt
Brand Ambassador

Sage is the youngest person ever featured on the cover of Sport Karate Magazine and is world-renowned in UFC and Kickboxing with a 15-0 record.

Today he is our brand ambassador, and we couldn't ask for a better face for Rumble Motors. Sage loves electric vehicles and owns a Tesla 3 and a Rumble classic Café Racer that he loves riding daily.

Sage dedicates 2 hours of work per month to the company.

TERMS

TERMS

Rumble Motors

Overview

PRICE PER SHARE
$14

VALUATION
$17.97M

DEADLINE
Apr 30, 2023

FUNDING GOAL
$10k - $4.19M

Breakdown

MIN INVESTMENT
$112

OFFERING TYPE
Equity

MAX INVESTMENT
$4,194,134

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
714

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
299,581

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Rumble Motors, you are eligible for additional bonus shares.

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based

Tier 1 | $500+

Invest $500+ and receive a 7% discount code for Rumble Motors shop.

Tier 2 | $1,000+

Invest $1,000+ and receive a 13% discount code for Rumble Motors shop.

Tier 3 | $5,000+

Invest $5,000+ and receive a 40% Discount code for Rumble Motors shop.

Tier 4 | $10,000+

Invest $10,000+ and receive a 60% Discount code for Rumble Motors + 5% bonus shares.

Tier 5 | $25,000+

Invest $25,000+ and receive a free-of-charge APEX electric bike + 10% bonus shares.

Tier 6 | $50,000+

Invest $50,000+ and receive a free of charge any Rumble Motors electric bike + 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Rumble Motors will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS



Tesztmotor.hu
Rumble-E-Bike-Cafe-Racer-Scooter-05

[View Article]

Electricmotorcycles.news
Rumble Motors is all about timeless design

[View Article]

SIA Magazine
World's First Fully Electric Cafe Racer Scooter

[View Article]

Gadget Flow
Rumble E-Bike Cafe Racer Scooter

[View Article]

Discovery Canada
Are You Ready to RUMBLE?

[View Article]

[Show More Press]

ALL UPDATES

04.10.23

Introducing the V5 - Codename HENZO

The journey to make the V5 was much longer than we ever thought it would. The ideas to improve our flagship electric motorcycle never stopped. Today we are pleased to say that we have created the fastest and the most extended range of light motorcycles on the market.

The HENZO bike is a remarkably distinctive electric motorcycle boasting many features. We have created a video presentation to showcase our latest model, the V5, also known as HENZO.



03.31.23

Specifications of BLIXT Graphene Battery

Discover the power behind our BLIXT Graphene battery technology! We have received countless inquiries about the construction and specifications of our battery, and we are excited to share this valuable information with our investors.

With the successful completion of our most extensive BLIXT Graphene battery pack for the Air Super Sport bike, we can now unveil the comprehensive specifications of our battery pack.

This detailed performance description gives an in-depth understanding of how our BLIXT battery outperforms the competition.



BLIXT	Product Specification Approval Sheet	DOC NO.: 72V3600Wh
		REV.A0
		Page 1 of 14

The Super Capacitor Battery Specification

DESCRIPTION :72V3600Wh

Compiled by	Checkout by	Approved by

	Company Name: Rumble Motors Inc.	
	Customer Model : 72V3600Wh 72V3600Wh	
	Part NO.	
	Signature	**Date**

E-mail: info@rumble-motors.com **www.rumblemotors.com**
ADD : 1001 2nd st Sacramento, CA 95814



BLIXT	Product Specification Approval Sheet	DOC NO.: 72V3600Wh
		REV.A0
		Page 2 of 14

Specification change record

Edition	Description	Date	Approved
A0		2023-03-16	

CONTENT

NO.	Content	Page Number
1	Scope	3
2	the super capacitor battery Specification	3~7

3	PCM Specification	8～11	
4	Schematic diagram	12～13	
5	The Main Materials List of capacitor battery	13	
6	Handling of capacitor battery	14	
7	/	/	



	Product Specification Approval Sheet	DOC NO.: **72V3600Wh**
		REV.A0
		Page 3 of 14

1. Application Scope

This specification describes the performance indicators of the super capacitor battery ductsproduced by **Rumble Motors Inc.**

2. The Super Capacitor Battery Specification

72V3600Wh **2.1. Shape**

Picture Content

a). the super capacitor battery Shape





	Product Specification Approval Sheet	DOC NO.: **72V3600Wh**
		REV.A0
		Page 4 of 14

b). Reference to FAE Sample.



Serial No	1	2	3	4	5
Designation	Negative electrode	Positive electrode	Communication: RS485/Can	Switch	Voltage display

E-mail: info@rumble-motors.com
ADD : 1001 2nd st Sacramento, CA 95814
www.rumblemotors.com



	Product Specification Approval Sheet	DOC NO.: 72V3600Wh
		REV.A0
		Page 5 of 14

2.2   The Super Capacitor Battery Specification Parameter:

No.	Items	Specifications
1	Nominal Voltage	72V
2	Rated Energy	3600Wh (@25A at 25℃, ≥95%)
3	Max Charge Voltage	84V.DC
4	Min Discharge Voltage	60V
5	Charge Current	Standard charge:50A Max charge:100A
6	Discharge Current	Standard Discharge:50A Max Discharge: 100A
7	Operating Temperature	Charging: -20℃ ~ 60℃ Discharging: -20℃~ 60℃
8	Impedance	≤10mΩ
9	Max Qty of Module in Parallel Connection	NO
10	Cycle Life	≥20000 Cycles with 25A at 20℃
11	Storage Temperature / humidity	-20℃ ~ + 60℃/≤85%
12	The Super Capacitor Battery Weight	about:≤40KG : ≤40KG
13	Safety Test	Insulation resistance： ≥50MΩ
14	The Super Capacitor Battery Dimension	Length：≤480mm Width ：≤390mm Height ：≤160mm
15	Support for inverter models	
16	The Voltage As of shipment	≥72V
17	Waterproof Level	

E-mail: info@rumble-motors.com
ADD : 1001 2nd st Sacramento, CA 95814
www.rumblemotors.com



	Product Specification Approval Sheet	DOC NO.: 72V3600Wh
		REV.A0
		Page 6 of 14

2.3.   Safety Performance

No.	Items	Test Method and Condition	Criteria
1	Over-Charge Protection	At 20±5℃ conditions , after fast-charging, use an external 85V power to load the super capacitor battery and last for 8 hours. Then check the battery's appearance.	The appearance is normal, no explosion, no fire, no smoking, no leakage.
2	Over-Discharge Protection	At 20±5 ℃ conditions, discharge battery to 60V with 50A constant current, then discharge with 1.2Ω loading for 2 hours. Check the super capacitor battery's appearance.	The appearance is normal, no explosion, no fire, no smoking, no leakage.
3			



	Product Specification Approval Sheet	DOC NO.: 72V3600Wh
		REV.A0
		Page 7 of 14

2.4. Temperature Applicability

2.4.1. Discharge Performance at High Temperature

At 60±2℃ conditions, keep the super capacitor battery for 2hrs, discharge the battery to 60V with 50A constant current。 After keep the battery 2hrs at 20±5℃。 Then check the battery's appearance.

---The discharge capacity is above 80% of original capacity. The appearance is no distortion, no explosion, no leakage.

2.4.2. Discharge Performance at Low Temperature

At -20±2℃ conditions, keep the battery for 16-24hrs, discharge the super capacitor battery to 60V with 50A constant current。 After keep the super capacitor battery 2hrs at 20±5℃。 Then check the battery's appearance.

--- The discharge capacity is above 60% of original capacity. The appearance is no distortion, no explosion, no leakage.

2.5. ESD(Electro-Static discharge)

At direct discharge against the pins with ±4kv and over the housing with ±8kv. No damages are allowed.



	Product Specification Approval Sheet	DOC NO.: 72V3600Wh
		REV.A0
		Page 8 of 14

3. PCM Specification

Serial number	Indicator project		Default parameters	Whether it can be set（Yes /No）	Remark
1	Cell overcharge protection	Cell overcharge alarm voltage	4100mV	Yes	
		Cell overcharge protection voltage	4200mV	Yes	
		Cell Protection time delay	1.0S	Yes	
	Cell overcharge protection released	Cell protection release voltage	4100mV	Yes	
		capacity release	SOC<96%	Yes	
		discharge release	Discharge current>1A		
2	Over discharge protection of cell	Cell over-discharge alarm voltage	3100 mV	Yes	
		Cell over-discharge protection voltage	2900 mV	Yes	
		Protection time delay	1.0 S	Yes	
	Cell over discharge release	Cell over-discharge release voltage	3150 mV	Yes	
		Release when charging	Connect charger activation		
3	Overall overcharge protection	Overall overcharge protection voltage	84V	Yes	

		Overall protection time delay	1.0S	Yes	
		Overall protection release	82V	Yes	


BLIXT

Product Specification Approval Sheet

DOC NO.:
72V3600Wh

REV.A0

Page 9 of 14

	Overall overcharge protection released	voltage			
		Capacity release	SOC<96%	Yes	
		Discharge release	Discharge current>1A		
4	Over discharge protection of Overall	Overall over-discharge warning voltage	62V	Yes	
		Overall Over-discharge Protection Voltage	58V	Yes	
		Protection delay	1.0S	Yes	
	Overall over discharge release	Overall over discharge release voltage	63V	Yes	
		With charge release	Plug into the charger to activate		
5	Charging current limit	Charging current limit	100A	Yes	
6	Charge over current protection	Charge over current alarm current	100A	Yes	
		Charge over current protection current	105A	Yes	
	Charge over current release	Automatic release	1 min		
		Discharge release	Discharge Current>1A		
7	Discharge over current 1 protection	Discharge over current 1 Alarm	100A	Yes	
		Discharge over current 1 protection	105A	Yes	
		Discharge over current 1 protection delay	4.0S	Yes	
	Discharge over current 1 release	Automatic release	1 min		


BLIXT

Product Specification Approval Sheet

DOC NO.:
72V3600Wh

REV.A0

Page 10 of 14

		Charge release	Charge Current>1A		
8	Discharge over current 2 protection	Discharge over current 2 protection	>150A	Yes	
		Discharge over current 2 protection delay	≤500mS	Yes	
	Discharge over current 2 release	Automatic release	1 min		
		Charge release	Charge Current>1A		
9	High temperature protection MOS	Over temperature alarm MOS	90 ℃	Yes	
		Over temperature protection MOS	115 ℃	Yes	
		Over temperature release temperature MOS	85 ℃	Yes	
10	Cell charging temperature protection	Charging low temperature protection	-20 ℃	Yes	
		low temperature release	-18 ℃	Yes	
		Charging high temperature protection	55 ℃	Yes	
		High temperature release	50 ℃	Yes	
11	Cell discharge temperature protection	Discharge low temperature protection	-20 ℃	Yes	
		low temperature release	-18 ℃	Yes	
		Discharge high temperature protection	60 ℃	Yes	
		High temperature release	55 ℃	Yes	
12	Consumption current	Self-consumption current during operation	≤35mA	Yes	



Product Specification Approval Sheet | DOC NO.: 72V3600Wh | REV.A0 | Page 11 of 14

13	Equalization function	Low power mode current	≤100uA	Yes	
		Equalization turn-on voltage	4000 mV	Yes	
14	BMS in Parallel Connection	Quantity in Parallel Connection	/		
15	Parallel equalizing current	current	/		

Product Specification Approval Sheet | DOC NO.: 72V3600Wh | REV.A0 | Page 12 of 14

4. Schematic Diagram





B+
P+
B-
P-
Regulator
E2PROM
Power
SPI
AFE
MCU
ADC
Data Access
UART1
UART2
UART3
RS232
RS485
LCD Module
Heater Driver
NTC Circuit
OP Circuit
Driver Circuit
Charge & Discharge MOSFET
Charge Current Limit Circuit
Load & Charge Detector

C1
C2
C3
C18
C19
C20
72V
RS485
CAN



		DOC NO.:
	Product Specification Approval Sheet	**72V3600Wh**
		REV.A0
		Page 13 of 14



5、The Super Capacitor Battery The Main Materials List of capacitor battery

The main materials list				
N0.	Material	Specification	Substitute	Remark
1	Cell	4.2V18000F	60	
2	PCM	General Protection 20S 200A		
3	Sheet Metal Shell	(L)480*(W)390*(H)160mm		



		DOC NO.:
	Product Specification Approval Sheet	**72V3600Wh**
		REV.A0
		Page 14 of 14

6. Notification

6.1 Short terminals of the super capacitor battery is strictly prohibited, it may damage battery.

6.2 Do not story the super capacitor battery above 60℃ for a long time .

6.3 Do not disassemble or modify the super capacitor battery pack.

6.4 Prohibition of dumping of the super capacitor battery into fire.

6.5 Prohibition of capacitor battery immersion into liquid such as water.

6.6 Do not over charge the super capacitor battery pack.

6.7 Prohibition of Reverse Charging.

6.8 Electrolyte is harmful.

6.9 Don't strike capacitor battery with any sharp edge parts.

6.10 If the super capacitor battery deformed,stop using it.

6.11 The super capacitor battery storage voltage in 72V-80V.

6.12 The super capacitor battery needs to be charged every three months

6.13 The super capacitor battery voltage less than 60V must be charged in time, two hours to charge to a normal state, otherwise there will be over-discharge

6.14 Do not disassemble the super capacitor battery.

03.24.23

Long Range Delivery Bike

The food delivery industry is expanding rapidly worldwide, leading to a growing demand for delivery bikes. However, the limited range of electric bikes has been a significant hurdle for delivery companies and independent contractors who want to switch to electric bikes for their services. To address this issue, Rumble Motors is developing a long-range electric delivery bike that can be fully customized to meet the needs of delivery companies.

The Rumble delivery bike will feature modular attachments in both the front and rear, making it adaptable to various delivery requirements. The bike will be powered by BLIXT Graphene battery technology, utilizing a 72V 150AH battery pack. This battery will offer an impressive range of 230 miles per full charge and will be compatible with the largest 80A charger, which will recharge the battery from 0-100% in just 25 minutes.

Rumble Motors has just unveiled the first renderings of its delivery bike and will provide regular updates on the progress of its development. With this innovative new product, Rumble Motors aims to revolutionize the delivery industry by offering a practical and eco-friendly alternative to traditional gas-powered vehicles.









03.20.23

CODENAME - HENZO

Introducing our latest Flagship bike, the Rumble V5, codenamed Henzo - the ultimate electric motorcycle for speed enthusiasts and long-distance riders. You can easily take on any adventure with a top speed of 80MPH and a range of 150 miles. Charge up quickly at any charging station with our onboarding charger. Experience ultimate grip with 17in rims and the most giant rear tire on the market at 190mm.

Our carbon fiber body reduces weight for more range per charge. With a custom-built 8kw motor that peaks at 16kw and a bigger 72V 90AH LG 21700 battery pack, the Henzo is a force to be reckoned with. And the best is yet to come - the BLIXT Graphene battery, set to release at the end of 2023.

Plus, enjoy a brand-new artificial engine sound with custom engine sounds. Don't miss out on the Henzo - we predict it will sell out in the first week and become the market leader in light electric motorcycles.





03.14.23

BLIXT Graphene 72V 50AH Battery Pack

We are introducing our latest innovation - the BLIXT Graphene battery pack. Designed specifically for our high-performance electric bike, the AIR SS, this 72V 50AH battery pack delivers unparalleled power and endurance. But that's not all - our cutting-edge 80A charger ensures lightning-fast charging speeds, allowing you to fully charge your battery pack in just 20-25 minutes! And we're not stopping there.

With plans to expand into new markets and further improve our technology, you can trust that BLIXT is constantly pushing the boundaries of what's possible. Don't miss out on the future of electric transportation - join us on Start Engine and be a part of the revolution.





Our advanced battery technology is engineered for maximum flexibility and customization. By individually covering and protecting each battery cell with a durable cell case, we can easily add or remove cells to fit any electric vehicle.

This unique design ensures that each battery pack is highly efficient and perfectly tailored to specific requirements. Whether we are making a compact battery pack for a Rumble Motors electric bike or a powerful, high-capacity battery for an electric vehicle, we have the solution that our customers need.

03.09.23

Q&A with RJ Khademi

We conducted a Q&A session with RJ Khademi, the CEO of Rumble Motors, as we launched our second round on Start Engine. We plan to have more Q&A sessions with RJ throughout our campaign.



Show More Updates

⚡ **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Rumble Motors.

$112

STARTENGINE
OWNER'S BONUS
This offering is eligible for the
StartEngine Owner's 10% Bonus
program. For details on this
program, please see the Offering
Summary section below.

Select

$500

TIER 1
Invest $500+ and receive a 7%
discount code for Rumble Motors
shop.

Select

$1,000

TIER 2
Invest $1,000+ and receive a 13%
discount code for Rumble Motors
shop.

Select

$5,000

TIER 3
Invest $5,000+ and receive a 40%
Discount code for Rumble Motors
shop.

Select

$10,000

TIER 4
Invest $10,000+ and receive a
60% Discount code for Rumble
Motors + 5% bonus shares.

Select

$25,000

TIER 5
Invest $25,000+ and receive a
free-of-charge APEX electric bike
+ 10% bonus shares.

Select

$50,000

TIER 6
Invest $50,000+ and receive a
free of charge any Rumble Motors
electric bike + 15% bonus shares.

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Carl Lumma
9 days ago

I invested in Rumble Motors here in 2021. In Nov 2022, I purchased an Apex e-bike from them for almost $3000. It was supposed to ship first...
Show more

💬 2   ↑ 0   🚩

Carl Lumma
6 days ago

Thanks Reza for your reply. After posting here and on Facebook (where others are awaiting their Apex bikes), your customer service did ...
Show more

↑ 0   🚩

View 1 more reply

Yehoshua Starrett
a month ago

Hi,
I'm amazed how you managed to develop such a cutting-edge battery ...
Show more

💬 1   ↑ 0   🚩

Reza Khademi ✓
Rumble Motors • a month ago

Hi Yehoshua,
...
Show more

↑ 0   🚩

Jose Ortiz `1 INVESTMENTS`
a month ago

Ive invested in rumble through here before, but it doesn't show up in start engine portfolio, so I'm hesitant to invest again

💬 1   ↑ 0   🚩

Reza Khademi ✓
Rumble Motors • a month ago

Hi Jose,
...
Show more

↑ 0   🚩

Glenn Matthyssen
a month ago

i agree with Darnel all i get is info on asking for more investments but never recd any normal stock info like all my other investments...
Show more

💬 1   ↑ 0   🚩



Reza Khademi ✓
Rumble Motors • a month ago

Hi Glenn,

...

Show more

↑ 0   ⚑

Darnell Taylor   3 INVESTMENTS
a month ago

I never receive emails and updates as an investor. Why?

💬 1   ↑ 0   ⚑

Reza Khademi ✓
Rumble Motors • a month ago

Hello Darnell,

...

Show more

↑ 0   ⚑

W Kim Colich   87 INVESTMENTS
SE Investor • a month ago

Hi Reza, It's now been over a week... What did you decide after
discussing this with your campaign manager? I'm thinking that LOTS ...
Show more

💬 2   ↑ 0   ⚑

Yehoshua Starrett
a month ago

If one only invests the minimum $112 for 8 shares @14/share, then
one would not receive bonus shares, but if one invests $140, then it ...
Show more

↑ 0   ⚑

View 1 more reply

Grigore Hreniuc   13 INVESTMENTS
a month ago

I invested in your company and may invest more. What's stooping me
and few others I know is the share price you have.

💬 1   ↑ 0   ⚑

Reza Khademi ✓
Rumble Motors • a month ago

Dear Grigore,

...

Show more

↑ 0   ⚑

Lawrence Vineyard
2 months ago

Im excited about the latest development in the battery. I have been
wanting a bike but my handicap wont allow it. As a follow-up from a ...
Show more

💬 1   ↑ 0   ⚑

Reza Khademi ✓
Rumble Motors • a month ago

We appreciate the tremendous support you have provided us.

...

Show more

↑ 0   ⚑

. . . .

WC   **W Kim Colich**   `87 INVESTMENTS`
          SE Investor • 2 months ago

          Hi Reza, rThanks for your reply. But regarding your share price you say,
          "...we cannot adjust our valuation or share price" Adjust your valuatio...
          Show more

          💬 1   ↑ 1   ⚑

          RK   **Reza Khademi** ✓
                    Rumble Motors • 2 months ago

                    Dear Kim,
                    ...
                    Show more

                                 ↑ 0   ⚑

. . . .

SH   **Scott Hinkle**   `30 INVESTMENTS`
          SE Investor • 2 months ago

          I have another question...
          ...
          Show more

          💬 1   ↑ 0   ⚑

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

Portable Energy. It is a concept that transformed the world and emerged as the technology of the future. But as demand rises, we at Rumble Motors wanted to make portable energy more secure and safer for the environment. That is when the idea of BLIXT was born.

BLIXT, designed to revolutionize modern e-mobility. Graphene, the thinnest and strongest material ever discovered, gives BLIXT its edge in design and performance. This battery charges 10 times faster and lasts 20 times longer. With an impressive 1,680 watt/hour power storage capacity. Cheaper production, lower carbon emissions, and less recycling makes BLIXT the future of an accessible combination of green energy and e-mobility worldwide. Join this journey of energy transformation with us today.

Hello everyone, my name is Mohammad Noureddine, and I am the head R&D engineer at Rumble Motors. For the past 18 months, we've been working on a new battery technology, a graphene supercapacitor battery. I have an example of one of the cells that we use in our battery packs here on my right. In the center, I have an example of what one of these battery packs looks like on the inside. And on my left, I have a traditional lithium-ion battery pack. So, what makes graphene batteries better than traditional lithium-ion battery packs, is that first, they're safer. So traditional lithium-ion battery packs if punctured, they will either catch fire or explode. That is not a problem we have with our graphene batteries, if punctured, they will barely react and no way will they catch fire or explode. Secondly, is the longevity of the lifecycle. So, lithium-ion battery packs have a discharge/charge cycle of close to 1,000 charges and discharges. Graphene batteries on the other hand have closer to 20,000 charge/discharge cycles. That's a 2,000 percent increase from lithium ion. Thirdly, are charge speeds. What would take 6 hours to charge in a lithium-ion battery pack, would take us closer to 30 minutes. And finally, material abundance and environmental impact. Lithium is very harsh on the environment, and it is not abundant, graphene on the other hand is very abundant and much easier to extract and much safer. Now I'd like to share with you what our battery packs look like on the inside. We've prepared a model here that shows you the internals of one of our battery packs. So, what you see on this side is a black graphene plate, this plate is what makes up the anode and the cathode of our batteries. So by stacking them one over the other and separating them by this polymer white-like material you can see here, which acts as the electrolyte, you can make a battery cell. And by stacking these battery cells together and connecting them, you can make a battery pack. We've been working hard to make this a reality and we hope to bring this to market very soon, thank you.

This is only the beginning of BLIXT graphene batteries, with all your support, we will bring BLIXT battery technology to lessen out carbon footprint and create sustainable, powerful energy. And we will do this with one battery at a time. So thank you for your great support and we are very happy to have you on board. Thank you.

OVERVIEW VIDEO

So today, we're going to charge the graphene battery supercapacitor, and we are going to use a 40A charger and it will also be available in a 60A charger that actually will charge it in 20 minutes, but for the demo, we are going to use a 40A charger.

We are using a Rumble Air as a test bike, and the graphene battery is installed in the mid-compartment of the bike. Here you will see the battery percentage at zero right now.

We drained the battery, and here is a stopwatch we are going to do a time-lapse, so I'm going to plug it in and let's see how fast we can charge it from zero to hundred percent with a 40A charger, it does a bump immediately.

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